                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                                dELiA*s Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    246885107
           --------------------------------------------------------
                                 (CUSIP Number)

           Stephen I. Kahn              Jeffrey A. Horwitz, Esq.
           c/o dELiA*s Inc.             Proskauer Rose LLP
           435 Hudson Street       and  1585 Broadway
           New York, New York 10014     New York, New York 10036-8299
           (212) 742-1640               (212) 969-3229
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 29, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 3   Pages

CUSIP No. 246885107                   13D                 Page 2  of 3  Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Stephen I. Kahn
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        5,997,670
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        0
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        2,999,845
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     5,997,670
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     36.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 3   of  3  Pages


ITEM 1.  SECURITY AND ISSUER

      This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of dELiA*s Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 435 Hudson Street, New York, New York 10014.


ITEM 2.  IDENTITY AND BACKGROUND

      This statement is filed by Stephen I. Kahn, a natural person, whose business address is c/o dELiA*s Inc., 435 Hudson Street, New York, New York 10014. Mr. Kahn is Chairman of the board of directors and Chief Executive Officer of the Issuer and Chairman of the board of directors, Chief Executive Officer and President of iTurf Inc. ("iTurf"), a majority-owned subsidiary of the Issuer.


      During the last five years, Mr. Kahn has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, Mr. Kahn has not been party to a civil proceeding of a judicial or administrative body of competent jurisidction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respct to such laws.

      Mr. Kahn is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Mr. Kahn intends to use personal funds if he acquires additional shares of Common Stock, except with respect to shares of Common Stock which he may acquire as employment compensation from the Issuer for services rendered.

      Mr. Kahn acquired the shares of Common Stock which he directly owns with personal funds.


ITEM 4.  PURPOSE OF TRANSACTION

      All of the shares of Common Stock directly owned by Mr. Kahn were acquired by Mr. Kahn, using personal funds, in connection with the organization of the Issuer. Mr. Kahn may acquire additional shares of Common Stock with an intent to increase his control over the Issuer generally, and, specifically, to have greater influence over the forthcoming stockholder vote on the adoption and approval of the merger agreement between the Issuer, iTurf and a wholly-owned subsidiary of iTurf pursuant to which the Issuer would become a wholly-owned subsidiary of iTurf.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Kahn is the beneficial owner of 5,997,670 shares of Common Stock (approximately 36.9% of the shares of Common Stock entitled to vote based on the most recent SEC filing of the Issuer). This percentage is calculated excluding 551,046 shares of Common Stock which are held by iTurf and, accordingly under Delaware law, not entitled to vote.

      (b) Mr. Kahn has the sole right to vote all 5,997,670 shares of Common Stock which he beneficially owns. Of these shares, (1) Mr. Kahn directly owns 2,959,845, (2) Mr. Kahn has the sole power to vote 2,997,845 pursuant to a stockholders agreement ("Family Stockholders Agreement") and (3) Mr. Kahn owns 40,000 as the sole trustee of a trust for the benefit of his minor children.

            Mr. Kahn has the sole power to dispose or direct the disposition of 2,999,845 shares of Common Stock. Of these shares, (1) Mr. Kahn directly owns 2,959,845 and (2) Mr. Kahn owns 40,000 as the sole trustee of a trust for the benefit of his minor children.

      (c) Not Applicable

      (d) Not applicable.

      (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Mr. Kahn, certain members of his family and other persons have entered into the Family Stockholders Agreement with the Issuer. The Family Stockholders Agreement gives Mr. Kahn the right to vote all the shares of Common Stock owned by these family members and other persons on all matters that come before the Issuer's stockholders. The Family Stockholders Agreement will expire on December 18, 2006.

      Mr. Kahn is the sole trustee of a trust for the benefit of his minor children, and pursuant to the terms of the trust, has the sole right to vote and direct the disposition of the shares of Common Stock that he owns as trustee.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Family Stockholders Agreement.


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       August 29, 2000
                                       ----------------------------------------
                                       (Date

                                       /s/ Stephen I. Kahn
                                       ----------------------------------------
                                       (Signature)

                                       Stephen I. Kahn
                                       ----------------------------------------
                                       (Name/Title)